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December 28, 2007

Houghton R. Hallock, Jr.
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Subject: N-14 Registration Statement for AIM Counselor Series Trust

Dear Mr. Hallock:

     This letter responds to comments to the above-referenced N-14 Registration Statement received from the SEC's Division of Investment Management. The purpose of this response letter is to address these comments. For your convenience and ease of review, we have reproduced your comments with respect to the proxy statement and our responses below.

COMMENT NO. 1:

     Disclose in the proxy-statement repositioning costs post-merger.

RESPONSE NO. 1.

     The paragraph preceding the table comparing the funds' investment objectives and strategies has been revised to read as follows:

     "Your Fund and Buying Fund have similar investment objectives and invest in similar types of securities, although your Fund is a passively managed index fund while Buying is actively managed. Generally speaking, Buying Fund invests in common stocks of U.S. and foreign companies of different capitalization ranges, presently focusing on large capitalization issues, while your Fund invests entirely in order to fully replicate the performance of the S&P 500 Index. Despite the fact that both funds are designed to provide for long-term growth of capital, your Fund uses a passively managed index strategy and Buying Fund uses an active management strategy. Because your Fund tracks the S&P 500 Index and therefore invests in a much greater number of securities than Buying Fund, there is not a significant overlap between the portfolio holdings of your Fund and Buying Fund (approximately 38% as of June 30, 2007). Therefore, the Reorganization likely will cause a fair amount of portfolio turnover as Buying Fund will need to sell many of its securities after the consummation of the Reorganization in order to reposition its portfolio. This repositioning is likely to result in a high level transaction costs on Buying Fund after the Reorganization closes. AIM's current estimate of these repositioning costs, including selling your Fund's portfolio securities and purchasing portfolio securities for Buying Fund is approximately $275,000. These repositioning costs are future estimates only, actual repositioning costs may be more than or less than the amount

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     shown."

COMMENT NO. 2

     Disclose in the proxy statement cap gain impact per fund share.

RESPONSE NO. 2.

     The tax impact disclosure in the Board Considerations section has been revised as follows:

     "Expenses of the Reorganization. The total expenses to be incurred in connection with the Reorganization are expected to be approximately $150,000. Your Fund's expenses are estimated to be $90,000, and Buying Fund's expenses are estimated to be $60,000. The Board noted that AIM has agreed to pay 100% of these expenses. In addition, as discussed under "Comparison of Investment Objectives and Principal Strategies" above, there is not a significant overlap between the portfolio holdings of your Fund and Buying Fund. Therefore, the Reorganization likely will cause a significant amount of portfolio turnover as Buying Fund will need to sell many of its securities after the consummation of the Reorganization in order to reposition its portfolio. This repositioning will likely cause Buying Fund to incur a high level of transaction costs. AIM's current estimate of these repositioning costs, including selling your Fund's portfolio securities and purchasing portfolio securities for Buying Fund is approximately $275,000. These repositioning costs are future estimates only, actual repositioning costs may be more than or less than the amount shown. In addition, assuming the Reorganization occurred on August 31, 2007, the date of the Pro Forma Financial Statements, Buying Fund would realize a $1.83 per share distribution of capital gains as a result of the repositioning of your Fund with Buying Fund."

                                      ***

     With respect to the foregoing comments, Registrant acknowledges the following:

     1. The Registrant is responsible for the adequacy and accuracy of disclosure in its filings.

     2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings.

     3. The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

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     On behalf of the Registrant named above, we appreciate your assistance in connection with this review.

Very truly yours,


/s/ Peter A. Davidson

Peter A. Davidson
Counsel